02050769

File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE 7-31-02

For the month of July, 2002

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___V___ Form 40-F ________.

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___V___.

[If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:________.]

(This Form 6-K has 19 pages, Exhibit index is on page 2)

EXHIBIT INDEX

MACRONIX INTERNATIONAL CO., LTD.

July 10, 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2002.

1) Sales volume (NT$：Thousand)

Time	*Item*	*2002*	*2001*	*Changes*	*(%)*
June	*Invoice amount*	1,494,023	1,577,004	-82,981	-5.26%
Jan. through June	*Invoice amount*	7,998,080	12,153,797	-4,155,717	-34.19%
June	*Net Sales*	1,407,668	1,567,581	-159,913	-10.20%
Jan. through June	*Net Sales*	6,747,655	12,021,180	-5,273,525	-43.87%

2) Funds lent to other parties (NT$：Thousand)

	Bal. As of June end	*Bal. As of May end*	*Limit of lending*
MXIC	0	0	6,718,685
MXIC's subsidiaries	1,072,960	1,072,960	6,718,685

3) Endorsements and guarantees (NT$：Thousand)

	Limit of endorsement	*June*	*Bal. As of period end*
MXIC	13,437,370	0	4,104,072
MXIC's subsidiaries	2,781,858	0	0
MXIC endorses for subsidiaries		0	4,104,072
MXIC's subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC's subsidiaries endorses for PRC companies		0	0

4) Financial derivatives transactions (NT$：Million)

4-1 Hedging purpose

For assets / liabilities denominated in foreign currencies		*For the position of floating rate liabilities*	
Underlying assets / liabilities	5,512	*Underlying assets / liabilities*	0
Financial instruments	2,3,4,5	*Financial instruments*	5
Realized profit (loss)	-1	*Realized profit (loss)*	0

Financial instruments：1. Future 2. Option 3. Forward contracts 4. Interest rate swap 5. Others

4-2 Trading purpose: None.

MXIC

MACRONIX INTERNATIONAL CO., LTD.

For the month of June 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Macronix International Co., Ltd. (The Company: "MXIC')(NASDAQ: MXICY); 2) outstanding units and shares of ADR; 3) outstanding amount of Convertible Bonds by MXIC for the month of June 2002.

1) The trading of directors, supervisors, executive officers and 10% shareholders: None

2) Outstanding units and shares of ADR:

Outstanding of units on May 31,2002	*Outstanding of shares on May 31,2002*	*Outstanding of units on June 30,2002*	*Outstanding of shares on June 30,2002*
1,532,452.1	15,324,521	1,619,452.1	16,194,521

3) Outstanding amount of Convertible Bonds

Convertible Bonds	*Conversion Price*	*Outstanding Amounts on June 30,2002*
0% Convertible Bonds Due 2003	NT$23.4226	US$80,000,000
1% Convertible Bonds Due 2005	NT$41.3505	US$158,922,000
0.5% Convertible Bonds Due 2007	NT$28.4727	US$169,224,000

MXIC

MACRONIX INTERNATIONAL CO., LTD.

For the month of July 2002

This is to report 1) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 5% shareholders of MXIC 2) the acquisition of assets by MXIC and 3) the disposition of assets by MXIC for the month of July 2002.

1) The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders：None

2) The acquisition of assets：

2-1 Fund

Date	*Description of assets*	*Trade Quantity (Unit)*	*Purchase Price (Per Unit)*	*Trade Amount (NT$)*
91/07/01	President James Bond Fund	13,923,213.5	14.3645	200,000,000
91/07/02	HSBC NTD Money Management Fund	21,556,215.0	13.9171	300,000,000
91/07/02	The First Global Investment Trust Wan Tai Bond Fund	15,304,795.0	13.0678	200,000,000
91/07/02	Ta Chong Bond Fund	16,537,809.6	12.0935	200,000,000
91/07/03	President James Bond Fund	10,440,956.4	14.3665	150,000,000

2-2 Equipment

Date	*Description of assets*	*Trade Quantity (Unit)*	*Purchase Price (Per Unit)*	*Trade Amount* (US$ thousand)
91/07/01	Semiconductor Manufacturing Equipment	5		14,714
91/07/01	Semiconductor Manufacturing Equipment	4		11,010
91/07/25	Semiconductor Manufacturing Equipment	4		11,130

3) The disposition of assets：

Date	*Description of assets*	*Trade Quantity (Unit)*	*Sale Price (Per Unit) (NT$)*	*Trade Amount (NT$)*	*Income / Loss (NT$)*
91/07/09	Ta Chong Bond Fund	16,537,809.6	12.1001	200,109,150	109,150
91/07/09	President James Bond Fund	24,364,169.9	14.3725	350,174,032	174,032
91/07/09	The First Global Investment Trust Wan Tai Bond Fund	15,304,795.0	13.0742	200,097,951	97,951
91/07/09	HSBC NTD Money Management Fund	21,556,215.0	13.9230	300,127,181	127,181

MXIC

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/7/2

Macronix Announce the Original 2002 Financial Forecast Should be Revised

Hsinchu, Taiwan, July 2, 2002 - Macronix International Co., Ltd. ("MXIC" , "the Company") (TAIEX: 2337, NASDAQ: MXICY), today announced the original 2002 financial forecast, filed in accordance with local regulatory requirements, should be revised. Macronix expects that the new financial forecast; Net Sales of NT$19 billion, Net Income before Tax: negative NT$9.8 billion, Net Income: negative NT$9.6 billion, Earning per Share: negative NT$2.59, A formal financial forecast will be announced after CPA review.

The Company's quarterly sales had hit bottom in the first quarter of 2002, however, given the semiconductor industry will only be resumed as a mild recovery this year. The key assumptions of product mix and product average selling price will not be met as the original financial forecast. Therefore, the net sales and gross profit is lower than original expectation. Due to the dropping average selling price pressure, the inventory write-down allowance need to be further accrued. The original net income before tax will not be met. As a result, the original financial forecast needs to be revised.

In accordance with the ROC government' s regulations, the Company is required to file its annual financial forecast. However, given the nature of volatile semiconductor industry cyclic pattern, It is difficult to accurately forecast the company' s financial projection for whole year. In order to provide shareholders with regularly updated operation and business condition. Macronix voluntary makes quarterly investor conference to all investors regarding the performance of previous quarter as well as the guidance of upcoming quarter.

Forward Looking Statements

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company "believes" , " expects" , " anticipates" , " foresees" , " forecast" , "estimates" or other words or phrase of similar import. A description of certain of the risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned " Risk Factors" in the Company' s Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/7/5

Media Conference on Macronix's Revision of the Original 2002 Financial Forecast

Taipei, Taiwan, July 3, 2002 – Macronix International Co., Ltd. ("MXIC" , "the Company") (TAIEX: 2337, NASDAQ: MXICY), held a media conference regarding to the revision of the original 2002 financial forecast at press room of the Taiwan Stock Exchange,

Chief Financial Officer & A.V.P., Mr. Paul Yeh said, " the announcement of revision was in accordance with local regulatory requirements, When the Company discovered the key assumptions of product mix and product average selling price will not be met as the original financial forecast, the net sales and gross profit is lower than original expectation, the inventory write-down allowance need to be further accrued. As a result, the deviation of the original financial forecast was exceeding the revision standard providing by local regulatory" , The Company filed the announcement to Taiwan Stock Exchange immediately.

The reduction of 24 % Net Sales projection is based on the lower than expected average selling price in 2nd half of 2002, the change of product mix in shipments; In which the projection of Mask ROM unit shipments is lower than expectation, while the projection of Flash unit shipments is higher than expectation, therefor, the Gross Profit is impacted by the negative gross margin on Flash,

In the Non-operating Expense, the inventory write-down allowance was accrued by the aging report (OBS) and marked to market price (LCM) on Flash. The inventory level will be keep on 2-3 months of annual sales after the write down, as a result, the Net Income is negative NT$96 billion.

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/7/08

Macronix Announced Sales Revenue of June 2002

Macronix International Co. Ltd. (NASDAQ: MXICY) today announced the June unaudit financial result, the Net Sales is NT$1,407 million, which sales revenue grew 8.15% to compare with May. The sales accumulation was NT$6,747.7 million from January to June of 2002.

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/7/30

MXIC Announces 2002 Second Quarter Results

Hsin-Chu, Taiwan, R.O.C. (July 30, 2002) Macronix International Co., LTD. (TAIEX: 2337; NASDAQ: MXICY) today announced its second quarter unaudited financial results ended June 30, 2002.

Net sales revenue reached NT$3,906 million, up 38% sequentially but down 24% year-over-year. The sequential growth was contributed by 53 percent of unit shipment growth, however the product average selling price was under pressure. As a result, gross profit was down to - NT$187 million. Operating expenses were kept at NT$1,438 million. Operating income came at - NT$1,625 million and net income was -NT$4,464 million, representing an EPS of - NT$1.21.

In terms of product mix, Mask ROM accounted for 44% of total sales, compared to both 50% in 1Q 2002 and in 2Q 2001. The net sales of Mask ROM were increased by 19 percent sequentially. The Company successfully developed educational toy market in Mask ROM application. Flash products accounted for 28% of total sales; compared to 17% in 1Q 2002 and 20% in 2Q 2001. The quarterly unit shipments of 24 million chips represented 88 % sequential growth, a new record high. Multimedia products accounted for 16% of total sales, increased from 13% in 1Q 2002 and 7% in 2Q 2001. The increase was due to introduction of new products for games market, digital still camera, 24 port switch controller and other consumer applications. The System-on-Chip products accounted for 7% of total sales, compared to 12% in 1Q 2002 and 15% in 2Q 2001.

Macronix experienced healthy demand from its key customers especially in consumer & computing applications. In the second quarter of 2002, Macronix' s top 10 customers accounted for 58% of its total sales.

In the second quarter of 2002, The sales by customers' origin were broken down into: 40% to Japan, 28% to Asia, 23% to US and 9% to Europe. The US market was increase by 130 percent sequentially.

Macronix' s fab capacity utilization rate was at around 64% in the second quarter of 2002, up from 50% in 1Q 2002. The net inventories have been reduced to 4Q 2000 level.

The following table a summary of our financial highlights.

Unit: NT$ Million, Except EPS

	2002/Q2	2002/Q1	2001/Q2	Change QoQ Better(Worse)%	Change YoY Better(Worse)%
Net Sales Revenue	3,906	2,832	5,117	38%	(24%)
Gross Profit	(187)	(239)	2,554	22%	-
Gross Margin%	(5%)	(8%)	50%		
Operating Expenses	(1,438)	(1,278)	(1,380)	(13%)	(4%)
Operating Income	(1,625)	(1,517)	1,175	(7%)	-
Net Non-Operating Loss	(2,839)	(1,203)	(380)	(136%)	(647%)
Income Before Taxes	(4,464)	(2,720)	795	(64%)	-
Income Taxes	0	0	(260)		
Net Income	(4,464)	(2,720)	535	(64%)	-
EPS(NT$)	(1.21)	(0.74)	0.16		

For more financial details please refer to our published audited financial statements to be released later.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company "believes", "expects", "anticipates", "foresees", "forecast", "estimates" or other words or phrase of similar import. Similarly, such statements describe the Company's business outlook, recent highlights and the projections of capacity expansions. Although the company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain of the risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned " Risk Factors" in the Company's 2001 Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission on June 28,2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Macronix

Macronix International Co., Ltd. (NASDAQ: MXICY and TAIEX: 2337) is an independent designer, producer and supplier of nonvolatile memory products such as Mask ROM, EPROM and Flash, and logic and other application-specific integrated circuit products including system-on-a-chip, or SOC, solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to develop silicon chip solutions that meet their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3700 people worldwide.

Macronix was named by Business Week in June 2001 as one of the top 100 information technology companies worldwide. In addition, Macronix's president, Miin Wu, was named by Business Week in July 2001 as one of 13 entrepreneurs among 50 "stars" of Asia.

For more information, please visit the company's website, www.macronix.com

Macronix International Co., Ltd.

九十一年第二季法人說明會

2002 Q2 Investor Conference

30 July 2002

Safe Harbor Statement

These presentations and discussions contain certain forward-looking statements with respect to the results of operation, financial condition and current expectation. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

Information as to those risk factors that could cause actual results to differ materially from those indicated by MXIC's forward-looking statements can be found in MXIC's Annual Report on Form 20F filed with the United States Securities and Exchange Commission on June 28, 2002

Agenda

- Welcome — Miin Wu
- 2Q'02 Financial Results — Paul Yeh
- Remarks — Miin Wu
- Q&A — Miin Wu

Financial Result - Income Statement

NT$M : *except EPS*

	2002/Q2	2002/Q1	2001/Q2	Change QoQ	Change YoY
				Better(Worse)%	
Net Sales Revenue	3,906	2,832	5,117	38%	(24%)
Gross Profit	(187)	(239)	2,554	22%	-
Gross Margin%	(5%)	(8%)	50%		
Operating Expenses	(1,438)	(1,278)	(1,380)	(13%)	(4%)
Operating Income	(1,625)	(1,517)	1,175	(7%)	-
Net Non-Operating Loss	(2,839)	(1,203)	(380)	(136%)	(647%)
Income Before Taxes	(4,464)	(2,720)	795	(64%)	-
Income Taxes	0	0	(260)		
Net Income	(4,464)	(2,720)	535	(64%)	-
EPS(NT$)	(1.21)	(0.74)	0.16		

Sales Breakdown by Product


NT$M
MROM FLASH M.M. EPROM SOC OTHER
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Growth Rate 38%
2%
12%
6%
13%
17%
50%
1%
7%
4%
16%
28%
44%
2002Q1
2002Q2

	Change QoQ
SOC	(17%)
EPROM	(15%)
M.M.	80%
FLASH	118%
MROM	19%

Quantity Breakdown by Product


Unit : Thousand EA
MROM FLASH M.M. EPROM SOC
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Growth Rate 53%
4%
13%
10%
25%
48%
7%
9%
13%
31%
40%
2002Q1
2002Q2

	Change QoQ
SOC	109%
EPROM	13%
M.M.	103%
FLASH	88%
MROM	29%

Excluding wafer-based sales in SOC&M.M.

Sales Breakdown by Customers' Origin


NT$M
Janpan
Asia
US
Europe
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
9%
14%
28%
49%
9%
23%
28%
40%
2002Q1
2002Q2

	Change QoQ
EUROPE	33%
US	130%
ASIA	40%
JAPAN	13%

Sales Breakdown by Technology


0.4 μm
16%
0.18 μm
1%
0.32 μm
47%
0.25 μm
36%

2002 Q1

NT$2,832M


0.4 μm
11%
0.18 μm
3%
0.32 μm
53%
0.25 μm
33%

2002 Q2

NT$3,905M

Sales Breakdown by Application


Computer
21%
Communication
16%
Consumer
63%


Computer
23%
Communication
13%
Consumer
64%

2002 Q1

NT$2,832M

2002 Q2

NT$3,905M

8″ Equivalent Wafer Out & Utilization Rate


WF OUTPUT_PC
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
120%
100%
80%
60%
40%
20%
0%
105%
101%
105%
105%
87%
88%
76%
70%
50%
64%
2000Q1
2000Q2
2000Q3
2000Q4
2001Q1
2001Q2
2001Q3
2001Q4
2002Q1
2002Q2

	Capacity	Wafer size	Process Technology/ (μm)
FAB I	35K/month	6"	0.50-0.32
FAB II	40K/month	8"	0.25-0.15

Balance Sheet Highlight

NT$M	30/06/02	31/03/02	30/06/01	Change QoQ	Change YoY
				Better(Worse)%	
Cash	11,481	15,242	12,364	(25%)	(7%)
Inventory(Net)	4,851	6,897	7,375	(30%)	(34%)
Total Assets	68,459	73,371	70,607	(7%)	(3%)
Long Term Liability	20,307	24,710	15,946	(18%)	27%
Total Liabilities	33,817	33,091	23,741	2%	42%
Equity	34,641	40,280	46,866	(14%)	(26%)
Debt Ratio	49%	45%	34%		

Inventory Trend


NT$M
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2000Q4
2001Q1
2001Q2
2001Q3
2001Q4
2002Q1
2002Q2

Cash Flow Highlight

NT$M	2002/Q2	2002/Q1	2001/Q2	Change QoQ	Change YoY
				Better(Worse)%	
Net Income	(4,464)	(2,720)	535	(64%)	
Depreciation & Amorization	2,157	2,131	1,971	1%	9%
Net Cash Provided by Operating Activities	667	(181)	1,466	-	(55%)
Additions to long-term investments	(554)	(35)	(367)	(1,482%)	(51%)
Purchase of property,plant,&equipment	(2,095)	(2,702)	(2,263)	22%	7%
Net Cash Used in Investing Activities	(3,278)	(2,960)	(3,433)	(11%)	5%
Net Cash Provided by Financing Activities	(1,150)	6,087	(151)	-	(663%)
Net Increase in Cash & Cash Equivalents	(3,761)	2,947	(2,117)	-	(78%)
Cash & Cash Equivalents at the end of period	11,481	15,242	12,364	(25%)	(7%)

For more information regarding MXIC
www.macronix.com

For all inquiries, suggestions, and comments
ir@mxic.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: August 7, 2002 By: Paul Yeh

Name: Paul Yeh

Title: Associate Vice President of Finance Center